Voya Retirement Insurance and Annuity Company
and its
Variable Annuity Account I

RETIREMENT MASTER

**Supplement dated December 19, 2014 to the Contract Prospectus, Contract Prospectus Summary
and Statement of Additional Information, each dated May 1, 2014, as amended**

The following information updates and amends certain information contained in your variable annuity Contract Prospectus, Contract Prospectus Summary and Statement of Additional Information (the "SAI"). Please read it carefully and keep it with your current Contract Prospectus, Contract Prospectus Summary and SAI for future reference.

Important Information Regarding Funds Under Your Contract

- Effective on or about December 12, 2014, the VY® PIMCO Bond Portfolio will be renamed Voya Aggregate Bond Portfolio and Voya Investment Management Co. LLC will replace Pacific Investment Management Company LLC as subadviser.

- Effective December 19, 2014, the Voya International Value Portfolio is deleted from "**Appendix III - List of Funds available to your Plan but not yet selected**" in the Contract Prospectus and Contract Prospectus Summary.

- The Amana Growth Fund and the Amana Income Fund are designated as "Investor Class." Accordingly, all references to the Amana Growth Fund and the Amana Income Fund in "**Appendix III - List of Funds available to your Plan but not yet selected**" in the Contract Prospectus and Contract Prospectus Summary should include "Investor Class."

Information in your Contract Prospectus and Contract Prospectus Summary regarding the funds referenced above is changed accordingly.

More Information is Available

More information about the funds available through your contract, including information about the risks associated with investing in them can be found in the current prospectus and Statement of Additional Information for each fund. You may obtain these documents by contacting us at:

Customer Service
Defined Contribution Administration
P.O. Box 990063
Hartford, CT 06199-0063
1-800-262-3862

If you received a summary prospectus for any of the funds available through your contract, you may obtain a full prospectus and other fund information free of charge by either accessing the internet address, calling the telephone number or sending an email request to the email address shown on the front of the fund's summary prospectus.

Important Information Regarding "The Company"

The third paragraph under "**The Company**" section of the Contract Prospectus and Contract Prospectus Summary, and the third paragraph under the "**General Information and History**" section in the SAI is deleted and replaced with the following:

Voya is an affiliate of ING Groep N.V. ("ING"), a global financial institution active in the fields of insurance, banking and asset management. In 2009 ING announced the anticipated separation of its global banking and insurance businesses, including the divestiture of Voya, which together with its subsidiaries, including the Company, constitutes ING's U.S.-based retirement, investment management and insurance operations. As of November 18, 2014, ING's ownership of Voya was approximately 19%. Under an agreement with the European Commission, ING is required to divest itself of 100% of Voya by the end of 2016.

Insurance products, annuities and retirement plan funding issued by (third party administrative services may also be provided by) Voya Retirement Life Insurance and Annuity Company, One Orange Way, Windsor, CT 06095. ***Securities are distributed by Voya Financial Partners, LLC (member SIPC). Securities may also be distributed through other broker-dealers with which Voya Financial Partners, LLC has selling agreements.***